UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                 Bacou USA, Inc.
                        -------------------------------
                                (Name of Issuer)

                                  Common Stock
                        -------------------------------
                         (Title of Class of Securities)

                                   056439102
                                 (CUSIP Number)



Winfield Major, Esq.                                 with copies to:
Bacou USA, Inc.                                      Timothy B. Goodell, Esq.
10 Thurber Boulevard                                 White & Case LLP
Smithfield, RI 02917                                 1155 Avenue of the Americas
(401) 233-0333                                       New York, New York 10036
                                                     (212) 819-8200

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  May 29, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 1 amends and supplements the Schedule 13D filed on July 26, 2000 (the "Statement") by Bacou SA, a French societe anonyme, Engineering Henri Bacou SA, a French societe anonyme, Ms. Jacqueline Maggi Bacou, Mr. Philippe Bacou, Mr. Christophe Bacou and Ms. Veronique Mirabel (collectively referred to as the "Reporting Persons"), in relation to the common stock (the "Common Stock") of Bacou USA, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Statement.

Item 4.   Purpose of the Transaction

Item 5.   Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          Items 4, 5 and 6 of the Statement are hereby amended and supplemented to add the following:

          Merger Agreement
          ----------------

          On May 29, 2001 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") among Christian Dalloz ("Dalloz"), a societe anonyme incorporated under the laws of the Republic of France, Daniel U.S. Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dalloz ("Sub") and the Company. Pursuant to the Merger Agreement, on the terms and subject to the conditions contained in the Merger Agreement, Sub will be merged (the "Merger") with and into the Company and the Company will continue as the surviving company (the "Surviving Company") in the Merger. By virtue of the Merger, (i) each issued and outstanding share of capital stock of Sub will be converted into and become a share of common stock of the Surviving Company, (ii) each share of Common Stock owned by Bacou SA will remain outstanding as a share of the Surviving Company, (iii) each share of Common Stock owned by the Company, Dalloz or Sub will be canceled and cease to exist, (iv) each share of Common Stock owned by any subsidiary of the Company or Dalloz (other than Sub) will automatically be converted into a share of common stock of the Surviving Company and (v) except for shares held by Bacou SA and shareholders of the Company who properly exercise their statutory appraisal rights, each other share of Common Stock will be converted into the right to receive $28.50 in cash.

          In connection with the Merger Agreement, on May 29, 2001, pursuant to a letter agreement (the "Termination Letter Agreement"), the Company and the Bacou Family Members terminated the agreement by and among the Company and the Bacou Family Members, originally entered into on July 14, 2000 regarding the possible sale of Engineering Henri Bacou SA and Bacou SA. The Termination Letter Agreement is filed as Exhibit D hereto.

          In connection with the Merger Agreement, Bacou SA entered into a Company Stockholder Agreement with Dalloz on May 29, 2001 (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, Bacou SA has agreed that:
(i) at any meeting of the Company's
stockholders for the purpose of seeking the adoption of the Merger Agreement by the Company's stockholders (the "Company Stockholder Approval") or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement, the Merger or any other Transaction (as defined in the Merger Agreement) is sought, Bacou SA will vote or cause to be voted (including by executing a written consent) the 12,612,600 shares of Common Stock owned by Bacou SA and all shares of Common Stock acquired by Bacou SA subsequent to the date of the Stockholder Agreement ("Subject Shares") in favor of granting the Company Stockholder Approval; and (ii) at any meeting of the Company's stockholders or in any other circumstances upon which Bacou SA's vote, consent or other approval is sought, Bacou SA will vote or cause to be voted the Subject Shares against any alternative or competing merger agreement or merger, consolidation, combination, sale of substantial assets or similar transactions or proposal therefor and against certain changes to the Company's Certificate of Incorporation or By-laws. Pursuant to the Stockholder Agreement, Bacou SA also granted to Dalloz an irrevocable proxy and power of attorney to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares in a manner consistent with the foregoing. The Stockholder Agreement contains certain other agreements related to restrictions on the transfer of the Subject Shares, solicitation of alternative takeover transactions or proposals and the taking of actions in furtherance of the Merger and the Merger Agreement. The Stockholder Agreement terminates and will be of no further force and effect on the earlier to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) December 31, 2001. The foregoing summary of the material terms of the Stockholder Agreement is qualified by reference to the complete terms and conditions of the Stockholder Agreement, a copy of which is attached as Exhibit E hereto.

          Share Option Purchase Agreement
          -------------------------------

          Since the execution of the Share Option Purchase Agreement the following events have occurred relating to the Share Option Purchase Agreement:
(i) on September 1, 2000 the parties thereto exercised their options under the Share Option Purchase Agreement and pursuant to such exercise, subject to the terms and conditions of the Share Option Purchase Agreement, purchased an aggregate of 470,953 shares of Bacou SA (which amount includes the 11,417 shares referred to below); (ii) on April 24, 2001 the Share Option Purchase Agreement was amended; (iii) on May 29, 2001, the Share Option Purchase Agreement was further amended; and (iv) on May 29, 2001, the "Price of the First Block of Shares" (as such term is defined in the Share Option Purchase Agreement) was paid. The amendments to the Share Option Purchase Agreement primarily related to amending certain provisions regarding the timing of and payment for the purchase of shares under the option. The foregoing summary of the material terms of the amendments is qualified by reference to the complete terms and conditions of the amendments, copies of which are attached as Exhibits F and G hereto.

Item 7.  Material to be filed as Exhibits:

         The Exhibit Index is hereby amended to add the following new exhibits:

         Exhibit D -  Letter  Agreement,  dated May 29, 2001, by and among Bacou
                      USA, Inc. and the Bacou Family Members (Termination Letter Agreement)

         Exhibit E -  Company  Stockholders  Agreement,   dated  May  29,  2001,
                      between   Christian   Dalloz   and   Bacou   SA   (Company
                      Stockholders Agreement)

         Exhibit F -  Amendment No. 1, dated April 24, 2001, to the Share Option
                      Purchase Agreement

         Exhibit G -  Amendment  No. 2, dated May 29, 2001,  to the Share Option
                      Purchase Agreement

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2001                           BACOU SA


                                               By:/s/Philippe Bacou
                                                  -----------------------
                                                  Name:  Philippe Bacou
                                                  Title:  Chairman of the Board

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2001                               ENGINEERING HENRI BACOU SA


                                                   By:/s/Philippe Bacou
                                                      ---------------------
                                                   Name:  Philippe Bacou
                                                   Title:  Chairman of the Board

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2001



JACQUELINE MAGGI BACOU                          VERONIQUE MIRABEL


/s/Jacqueline Maggi Bacou                        /s/Veronique Mirabel
--------------------------------                --------------------------------



PHILIPPE BACOU


/s/Philippe Bacou
--------------------------------



CHRISTOPHE BACOU


/s/Christophe Bacou
--------------------------------